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MCDY) L-3 COMMUNICATIONS AGREES TO ACQUIRE MICRODYNE CORPORATION
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Business Editors

NEW YORK--(BUSINESS WIRE)--Dec. 3, 1998--L-3 Communications (NYSE:LLL) announced today that it has signed a definitive agreement to acquire Microdyne Corporation (NASDAQ/NM:MCDY).

Under the terms of the agreement, L-3 Communications will purchase all of the outstanding common stock of Microdyne for $5.00 per share in cash and assume Microdyne's existing debt. The total value of the transaction is approximately $90.0 million. The transaction is anticipated to be accretive to earnings in 1999 and is expected to close in early 1999.

For the fiscal year ended September 30, 1998, Microdyne reported actual revenues of $58.3 million, operating income of $1.3 million and net income of $0.3 million. On a pro forma basis including acquisitions made during the 1998 fiscal year, Microdyne's revenues were $73.5 million, operating income was $3.6 million and net income was $0.9 million. Microdyne's actual earnings before interest, taxes, depreciation and amortization (EBITDA) for the recent fiscal year was $2.9 million. Pro forma EBITDA was $11.1 million, before pro forma depreciation and amortization expenses of $2.4 million and non-recurring charges of $5.1 million primarily for the write-off of acquired in-process research and development costs.

Headquartered in Alexandria, Virginia, Microdyne is a premier global developer and manufacturer of aerospace telemetry receivers, secure communications and technical support services, including specialized telemetry high-frequency radios used in aerospace and satellite communications for data gathering and analysis. The company also provides products for the government and commercial segments of the U.S. signal intelligence industry and support and repair services for electronic products companies. "Microdyne is an excellent strategic addition to L-3 Communications and meets all our acquisition objectives," said Frank C. Lanza, chairman and chief executive officer of L-3 Communications. "Its key businesses hold leadership positions in their markets and its operations expand L-3's existing telemetry and instrumentation and secure communication operations. Over the past year, the company has reshaped its portfolio to focus on its core businesses, introduced new products and now has excellent top-line and bottom-line growth prospects. We also see significant opportunities to improve Microdyne's operating efficiency and productivity in administrative areas and through R&D consolidation." "Specifically, Microdyne's aerospace

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telemetry products enable us to provide total solutions to our space customers for command, control, telemetry and tracking requirements," said Mr. Lanza. "Its communications and intelligence processing products complement our existing secure communication products."

Another significant growth area for Microdyne is its product support operations. More and more companies are choosing to outsource their technical support so that they can focus their resources on their core businesses, control costs and improve the quality of their service to customers. Microdyne's product support operations offer customer service solutions for high-technology providers and manufacturers.

Under the acquisition agreement, a cash tender offer will be commenced by a wholly owned subsidiary of L-3 Communications. The transaction is subject to the receipt of a majority of Microdyne's shares outstanding in the tender offer and the approval of L-3 Communications' lenders, regulatory approvals and other customary closing conditions. Lehman Brothers Inc. has been appointed dealer/manager for the tender offer.

Philip T. Cunningham, Chairman of the Microdyne Board of Directors and beneficial owner of approximately 43% of the outstanding Microdyne shares, has agreed to tender his shares provided that the acquisition agreement has not been terminated. As of December 1, 1998, Microdyne had approximately 13.1 million shares outstanding.

L-3 Communications is a leading merchant supplier of secure communication systems and products, microwave components, avionics and ocean systems and telemetry instrumentation, space and wireless products. Its customers include the Department of Defense, U.S. government intelligence agencies, aerospace and defense prime contractors, foreign governments and commercial telecommunications and cellular customers.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: Except for historical information contained herein, the matters set forth in this news release are forward- looking statements. The forward-looking statements set forth above involve a number of risks and uncertainties that could cause actual results to differ materially from any such statement, including the risks and uncertainties discussed in the company's Safe Harbor Compliance Statement for Forward-Looking Statements, included in L-3's final prospectus, dated May 18, 1998, relating to the initial public offering of its stock, which discussion is incorporated herein by this reference.